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                                                                       Exhibit C



28 May 2004

Serge Belamant
Chairman

Net 1 UEPS Technologies Inc.
Suite 325 - 744 West Hastings Street
Vancouver
British Columbia
Canada

V6C 1A5

Dear Serge

BRAIT GROUP OPTION

On 30 April 2003, Net 1 UEPS Technologies Inc. ("Net 1") formally retained an affiliate of the Brait Group as its financial advisor to develop the structure and implementation of a possible acquisition of Net 1 Applied Technology Holdings Limited ("Aplitec"), including the raising of the funds necessary to finance such an acquisition. The agreement (and subsequent amendments) between the Brait Group and Net 1 provides that in exchange for the Brait Group's services, it will receive a fee based on the percentage of capital raised to finance the Aplitec acquisition, in addition to a fee for corporate finance services. In lieu of receiving a cash payment, the Brait Group has the option of receiving part of its fee in the form of shares of Net 1 common stock calculated at a price of US$0.50 per share up to a maximum of 5 million shares.

The Brait Group, through Brait International Limited, will be exercising this option upon completion of the transactions which is anticipated to take place on 7 June 2004. Brait International Limited hereby elects to receive US$ 2.5 million receivable from NUEP in lieu of the capital raising fee, in the form of 5 million shares of Net 1 common stock at a price of US$0.50 per share.

Yours faithfully

Dhanraj Boodhoo
Director


(BRAIT LETTERHEAD)